EXHIBIT 99.1

Till Capital Appoints John T. ("Terry") Rickard as Director

HAMILTON, Bermuda, Aug. 3, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (the "Company" or "Till"), a Bermuda domiciled company, announces that its Board has appointed Dr. John T. ("Terry") Rickard as Director to replace David Atkins, who previously announced he would not stand for re-election at the Company's upcoming Annual General Meeting (the "Meeting"). In view of Dr. Rickard's appointment, Mr. Atkins has resigned from the Board effective July 31, 2015. Dr. Rickard will stand for election to the Board at the Meeting. Mr. Atkins will remain in his current position as Chairman of the Board of Omega Insurance Holdings, Inc. ("Omega"), a wholly owned subsidiary of Till. The Company thanks Mr. Atkins for his valuable service as a Director of Till, particularly in facilitating the Company's acquisition of Omega, and appreciates his continuing stewardship in serving as Chairman of the Omega Board.

Dr. Rickard has 44 years of experience in advanced technology and financial organizations, all of it in management, oversight and technology development positions. He has been an executive and a director of several private companies and one public reporting company. He was President and later Chief Scientific Officer of OptiMark Technologies, Inc. and served on its board. He was a co-inventor of the OptiMark transaction matching system and was instrumental in the development of this company from a start-up enterprise to an operating entity on the Pacific Stock Exchange, the Nasdaq market and the Osaka Securities Exchange, including the securing of over $350 million in investment capital from major investors in the U.S. and internationally. Prior to that, he was President of the brokerage firm Mitchum, Jones & Templeton. He has authored/co-authored over 70 refereed technical publications in engineering, electronic market structure, matching algorithms and trading strategies, and has co-authored 11 issued patents. He has also served as an expert witness in multiple intellectual property litigations involving financial markets. He received a Ph.D. degree in Engineering Physics from the University of California, San Diego, in 1975.

As the Director of Quantitative Research for Till Management Company, a wholly owned subsidiary of Till, Dr. Rickard is responsible for designing computationally intelligent systems for automated trading and investment due diligence. He currently beneficially owns or directs 271,666 shares (7.6%) of the Company's outstanding stock.

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd. Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.

CONTACT: For additional information:

         Till Capital Ltd.
         William M. Sheriff
         Chairman and Chief Executive Officer
         (208) 635-5415
         info@tillcap.com
         www.tillcap.com